June --, 2000

Dear Fellow Captec Net Lease Realty Shareholder:

If you have not been following the recent developments about
Captec Net Lease Realty, Inc. ("Captec"), here is a synopsis.

[Insert Chart of Captec's Stock Price Since Inception]

In November 1997, hopeful investors paid $18 per share to purchase Captec stock in an IPO. At that time, Captec's managers were granted long-term options to purchase hundreds of thousands of shares at that same price in order to "reinforce long-term goals by providing the proper nexus between the interests of management and [Captec's] shareholders." By mid-December 1999, Captec's stock price had fallen to about $10 per share and the chances of profiting anytime soon from their options looked pretty slim. What could our managers do to salvage their dreams of getting rich from Captec? The answer came on December 20, 1999, when they dropped a bombshell on shareholders by announcing a plan to merge Captec with Captec Financial Group (CFG) and Captec Net Lease Realty Advisors, two private companies they controlled, abandon Captec's tax-advantaged REIT status and slash the quarterly dividend to shareholders from $0.38 to $0.11. Albert T. Adams, a director who headed the "independent" committee responsible for the plan tried to generate enthusiasm for the seemingly incestuous transactions. "This is the right strategy and direction for the company," he confidently announced. Investors promptly pummeled Captec's stock price, knocking it down almost 30% that day! As one shareholder put it, "I got Captec'd."

As details of the merger became known, shareholder resentment of management began to mount. In fact, a number of Captec shareholders accused management of self-dealing, alleging that the proposed merger was designed to benefit Captec's managers at the expense of its public shareholders. For example, one angry Captec shareholder said this about management's plan:

It's hard for me to be civil when I see so many people being hurt financially by management's self-serving interests. . .
 . [CAPTEC]'s plan causes us to suffer. If you were a retiree with 10,000 shares you now have to reduce your standard of living by more than $10,000 yearly... that hurts! If management wanted to change the company and bail themselves out of their other business, they could have made [an] LBO at say $12.00 and provided shareholders with the funds to invest elsewhere in REITs that serve our income needs. That would have been the honorable thing to do, not use your position to screw everyone for your own benefit. . . . What
management is intentionally doing here is one of the most uncivil things I've seen in my 30 years [of investing]. I [have] seen managements make many major mistakes that literally ruined companies but what management is trying to do here is immoral. I don't know how they could possibly look at their parents, grandparents and children in the
eyes. If they were my children and did such a greedy act, I
[would] be ashamed of them. . . . Shame, shame!

         On April 19, 2000, management filed a lengthy preliminary proxy statement with the SEC that disclosed numerous conflicts on the part of our managers and their advisors related to the merger but no safeguards to protect shareholders from these conflicts. That same day, we also filed preliminary proxy materials in opposition to the proposed merger and in favor of the election of directors who would commit to explore alternatives designed to maximize shareholder value. On May 1, 2000, we made another filing that attacked some of the conflicts of interest and strongly opposed the merger. Three hours later, management announced that it was canceling the merger because "there does not appear to be overwhelming support for this
transaction."   In a Dow Jones news story the following day, Ross
Martin, Captec's CFO insisted that our efforts had nothing to do with management's decision to scrap the merger.

	Whatever led management to cancel the merger, investors responded favorably as the stock price rose some 20% in the days following the May 1st announcement. Despite that rise, Captec's shares are still trading at a price that is more than 30% below net asset value. So, there is lots of room for price improvement. At the annual meeting, Captec shareholders will decide who they want to represent them, the incumbent directors who have been handsomely rewarded while Captec's price declined and who continue to face serious conflicts of interest, or directors whose only goal is to increase the value of your stock. Before you decide how to cast your vote, please consider these points:

? In Captec's May 1st announcement, Patrick Beach, Captec's
CEO, stated that "while we continue to believe the plan announced in December would maximize value for all shareholders over the long term, [Captec] is canceling its plan to terminate its REIT status at this time."
(emphasis added) Is management planning to try another de-REITing plan when things simmer down? They seem to be leaving the door open.

? In the same announcement, Mr. Beach also said, "In a market unreceptive to REIT investment, management's goal continues to be a differentiation between Captec's investment properties and those of its industry." That suggests that Mr. Beach still doesn't acknowledge that the depressed price of Captec stock may be partially due to a perception that management is more concerned with its own income and perks than with maximizing shareholder value.

? In the aforementioned Dow Jones story, Mr. Martin
"dismisses suggestions that the company's restructuring plan was self-serving to management." Have our managers really been sobered by the negative response from shareholders? How will they allay concerns about self-dealing? Most importantly, can they be trusted to maximize shareholder value?

? Mr. Martin has flatly stated that the highest offer made for Captec (and which was rejected) was at $12 per share. Yet, a highly respected real estate investor told us that he recently made an offer to Mr. Beach and Mr. Martin for $13 per share that they rejected.
Perhaps there is some legitimate explanation but Mr.
Martin's categorical denial does raise concerns about management's credibility and integrity.

Not surprisingly, Captec's managers continue to insist that their objective is to increase shareholder value. As Mr. Beach says, "Our goal has been, is and will continue to be to increase returns to shareholders, period." Yet, it is indisputable that Mr. Beach has interests that are not aligned with those of other shareholders because unlike them, he derives significant income from managing Captec and affiliates of Captec. Thus, the question persists as to whether he will be tempted to pursue actions to benefit himself and his associates but harm other Captec shareholders.

We do not know for certain whether or not their intentions
have been honorable all along but we think Mr. Beach and his team simply have too many conflicts to deal with. Thus, we believe that until they sever their relationship with Captec, its share price will continue to be depressed. For example, CFG, a financially shaky Beach-controlled company to which he and his associates have personally loaned money has borrowed more than $11 million (representing about $1.20 per Captec share) from Captec. It is difficult to see how Mr. Beach and his team can lead the way to maximizing the value of Captec stock when they have an obvious interest in not demanding repayment of that $11
million loan.   In addition, two lawsuits have been filed against
the current directors alleging breaches of fiduciary duty to shareholders. If the current directors are sincerely concerned about maximizing shareholder value, we think the best way to demonstrate that is to allow a new board to assume control of Captec.

In any event, there are enough unanswered questions to warrant an independent investigation. For example, why would Captec acquire 60% of Family Realty, Inc., a company in which Mr. Beach owns all of the voting stock? And, why did Mr. Beach cause Family Realty to buy 99,273 shares of Captec stock instead of purchasing the shares for Captec itself? We propose that an independent investigation into the circumstances leading to the proposed restructuring of Captec be conducted. If they have nothing to hide, our current managers might welcome an opportunity to clear up any doubts about their actions. However, they say that it would be a waste of money. You can draw your own conclusions about their motives for opposing an investigation but keep in mind that their aborted merger cost Captec shareholders more than $1 million. Of course, if the investigation indicates that improprieties were committed, it may be necessary to seek appropriate relief. In that event, only truly independent directors will be able to effectively negotiate with firms that advised management with respect to the aborted merger like Prudential Securities, J. C. Bradford or Baker & Hostetler. That is because the incumbents were responsible for employing these firms in the first place.

We believe that many shareholders have lost confidence in Captec's current managers and would welcome new leadership. Consequently, at the annual meeting, we will nominate a slate of directors who are committed to increasing the value of your investment. Among the alternatives they will consider are the sale of the company, an orderly liquidation, a share repurchase program and a self-tender offer. As evidence of their commitment to deliver a higher stock price, these nominees have agreed to have their compensation held in escrow until the price of Captec stock reaches $12 per share.

If our nominees are elected, you can be assured that (1) they will work to insure that Captec's stock price will not languish at a large discount to its liquidating value; and (2) the interests of the managers will never be placed above the interests of the shareholders.

In addition to this mailing, you also may receive proxy-soliciting materials from the incumbent directors and a phone call from a proxy-soliciting firm that they hired with your money. They will try to convince you that the election of our nominees is "not in your best interests." Please take that with a large grain of salt. After all, they can't just say, "We like our jobs and the perks that go with them and we will spend plenty of shareholder money to keep them." All we ask is that you use your own intelligence and common sense in deciding which nominees you trust to represent your interests.

To conclude, If you want directors who are committed to achieving a higher stock price you must return the GREEN proxy card. Remember, only the last valid proxy card you submit is counted and it supersedes any previous ones. Therefore, once you submit a GREEN proxy card, please do not sign and submit a later dated WHITE proxy card, as that will invalidate your vote. If you have any questions, please call me at (914) 747-5262 or e-mail me at OPLP@att.net.

							Yours truly,


Phillip Goldstein
Portfolio Manager






























PROXY STATEMENT IN OPPOSITION TO THE SOLICITATION BY THE BOARD OF
DIRECTORS OF THE CAPTEC NET LEASE REALTY, INC.

ANNUAL MEETING OF SHAREHOLDERS (To be held on August 9, 2000)

My name is Phillip Goldstein. I am the portfolio manager of Opportunity Partners L.P., the soliciting shareholder and am an investment manager who presently manages investment portfolios having assets in excess of $50 million. Since December 1, 1992, I have been the president and 50% shareholder of Kimball & Winthrop, Inc., the general partner of Opportunity Partners which is an owner of 165,998 shares or 1.7% of the outstanding shares of Captec Net Lease Realty, Inc. ("the Company"). We are sending this proxy statement and the enclosed GREEN proxy card to holders of record on June 20, 2000 (the "Record Date") of the Company.
We are soliciting a proxy to vote your shares at the 2000 Annual Meeting of Shareholders of the Company (the "Meeting") and at any and all adjournments or postponements of the Meeting. Please refer to the Company's proxy soliciting material for additional information concerning the Meeting and the matters to be considered by the shareholders.

This proxy statement and the enclosed GREEN proxy card are first being sent to shareholders of the Company on or about June
--, 2000.

INTRODUCTION

There is one matter that the Company has scheduled to be voted upon at the meeting:

1. The election of nine persons to serve as directors of the Company.

In addition, we intend to introduce the following proposal at the meeting.

2. It is recommended that the Board of Directors authorize an independent investigation of the circumstances leading to the proposed (and subsequently abandoned) restructuring of the Company.

With respect to these matters, we are soliciting a proxy to vote your shares FOR the election of Rajeev Das, Andrew Dakos, Glenn Goodstein, Steven Samuels, Gerald Hellerman, Brian Appel, Peter Brennan, John A. (Pete) Bricker, Jr. and me to serve as directors of the Company and FOR the independent investigation of the circumstances leading to the proposed restructuring.

How Proxies Will Be Voted

All of the proposals scheduled by the Company to be voted on at the meeting are included on the enclosed GREEN proxy card. If you will not attend the meeting and you wish to vote FOR the election of our nominees to the Board and/or FOR the independent investigation, you may do so by completing and returning a GREEN proxy card.

If you return a GREEN proxy card to us or to our agent, your shares will be voted on each matter as you indicate. If you do not indicate how your shares are to be voted on a matter, they will be voted FOR the election of the above nominees to the Board and FOR the independent investigation of the circumstances leading to the proposed restructuring. If you return a GREEN proxy card, you will be granting the persons named as proxies discretionary authority to vote on any other matters of which they are not now aware that may come before the meeting. These may include, among other things, matters relating to the conduct of the meeting.

Voting Requirements

If a quorum is not present at the meeting, or if a quorum is present but sufficient votes to approve any of the proposals are not received, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies, consideration of matters of which we are not aware at this time, or negotiations with the incumbent directors. The proxies may also propose one or more adjournments for other legal reasons not currently foreseen. If an adjournment of the meeting is proposed, the persons named as proxies on the GREEN proxy card will vote for or against such adjournment in their discretion. The proxies may also temporarily decline to attend the meeting (which we believe is permitted under state law), thereby possibly preventing a quorum to solicit additional proxies, if the proxies reasonably determine that management has taken or will take any illegal action to impede the voting rights of the shareholders, or for other legal reasons not currently foreseen. Please refer to the Company's proxy statement for the voting requirements for each proposal.

Revocation of Proxies

You may revoke any proxy you give to management or to us at any time prior to its exercise by (i) delivering a written revocation of your proxy to the Company; (ii) executing and delivering a later dated proxy to us or to the Company or to our respective agents; or (iii) voting in person at the meeting. (Attendance at the meeting will not in and of itself revoke a proxy.) There is no limit on the number of times you may revoke your proxy prior to the meeting. Only the latest dated, properly signed proxy card will be counted.

Information Concerning the Soliciting Shareholder

The shareholder making this solicitation is Opportunity
Partners L.P. 60 Heritage Drive, Pleasantville, NY 10570. As noted above, I, Phillip Goldstein am an investment manager who presently manages investment portfolios having assets in excess of $50 million. Since December 1, 1992, I have been the president and 50% shareholder of Kimball & Winthrop, Inc., a company that serves as the general partner of Opportunity Partners. Opportunity Partners is a shareholder in the Company. Since 1996, I have taken an active role in urging the management of certain companies to take various actions that I believe would benefit those companies and their shareholders.

As of June 15, 2000 Opportunity Partners owned one share of Common Stock of the Company. I am also deemed to be the beneficial owner of 273,996 shares of Common Stock held in brokerage accounts by my clients (including Opportunity Partners) and me. Combined, these personal and client holdings total 293,997 shares, representing approximately 2.9% of the Company's outstanding Common Stock. Exhibit 1 to this proxy statement contains a schedule showing my purchases and sales of Common Stock within the past two years.

REASON FOR THE SOLICITATION

We are conducting this contest in order to give shareholders an opportunity to elect directors who we feel are more committed to increasing shareholder value than the incumbents and that do not face the sort of conflicts of interest that the incumbent directors do. To prove their commitment, our nominees will have their fees held in escrow until the Company's stock price rises to $12 per share. We also believe that an independent investigation into the circumstances leading to the proposed (and subsequently abandoned) restructuring of the Company is warranted to resolve many unanswered questions.

OTHER CONSIDERATIONS

Implementation of certain extraordinary actions such as a merger, sale or liquidation of the Company may require shareholder approval, and no assurance can be given that such approval will be obtained. In addition, various costs, which would be borne indirectly by shareholders, may be associated with such actions, including but not limited to those related to holding a special meeting of shareholders. We believe that such costs are far outweighed by the benefit of a higher stock price that would result from these actions. In addition, certain actions may have tax consequences for shareholders that cannot be quantified at this time.

I believe that all shareholders of the Company will benefit if any actions taken to improve shareholder value or to reduce or eliminate the gap between the Company's stock price and its liquidating value are successful. However, you should know that I also have personal financial incentives to increase the Company's stock price because my clients who hold shares of the Company pay me fees that are based upon the realized and unrealized gains that they earn. Thus, these fees may partially depend on the value of the Company's shares.

ELECTION OF DIRECTORS

At the meeting, I will nominate the following persons for election as a director for a term expiring in 2001.


Name, Address, Age

Phillip Goldstein
Age 55)
60 Heritage Drive
Pleasantville, NY
10570








Glenn Goodstein
(Age 37)
16830 Adlon Road
Encino, CA  91436


Andrew Dakos (Age
34)
14 Mill Street
Lodi, NJ  07644

Gerald Hellerman
(Age 62)
10965 Eight Bells
Lane
Columbia, MD 21044
Principal Business
Occupation(s)

Since 1992, Mr.
Goldstein has
managed
investments for a
limited number of
clients and has
served as the
portfolio manager
and president of
the general
partner of
Opportunity
Partners, a
private investment
partnership.  From
1998-2000, he was
a director of
Clemente Strategic
Value Fund and was
elected a director
of Mexico Equity &
Income Fund in
February 2000 and
of The Italy Fund
in May 2000.


Since 1992, Mr.
Goodstein has
managed
investments for a
limited number of
clients.  Between
1988 and 1996, Mr.
Goodstein held
several executive
positions with
Automatic Data
Processing.

Private investor.
Vice President --
Sales, UVitec
Printing Ink, Inc.
since 1997, Sales
Manager 1992-1997.


Managing director
of Hellerman
Associates, a
financial
consulting firm;
Trustee of Third
Avenue Trust since
1993; Director of
Clemente Strategic
Value Fund from
1998-2000


Rajeev Das (Age 31)	Senior Analyst for Kimball &
Winthrop, Inc.,since 1997.  Credit
125 Seaman Avenue	Manager for Muriel Siebert &
Company from 1995-1997.
New York, NY 10034

Steven Samuels (Age 43)	Principal of Samuels Chase & Co., a
licensed broker-dealer since 1995;
72 Coleytown Road	Principal of Kimball & Winthrop,
Inc., General Partner of
Opportunity
Westport, CT  06880	Partners L.P. since 1992.

Brian Appel (Age 40)	Managing Partner of Appel &
Associates, LLP, a law firm
specializing
1901 Avenue of the Stars, No. 525	in real estate and commercial
transactions since 1991.
Los Angeles, CA 90067

John A. (Pete) Bricker, Jr. (Age 48)	Principal and co-founder
SCM Advisors, LLC (1992),
investment advisor
5330 Castlewood Road	for Sandera Capital Management,
L.P.; former director General
Dallas, TX  75229	Housewares Corp.

Peter F. Brennan (Age 45)	Co-founder of MidCap Investors
(1990); President of Noyes Partners
Inc.,
50 Broad Street -12th Floor	a registered broker-dealer since
1998.  Chair of Corporate
Governance &
New York, NY 10004	Shareholders Rights Committee of
the NY Society of Security
Analysts.

	As of June 15, 2000 Mr. Das, Mr. Dakos, Mr. Goldstein, Mr. Goodstein and Mr. Brennan beneficially owned 1,000, 4,000,
273,997, 20,000 and 7,000 shares of the Company respectively.
None of the other nominees own any shares.

Other than fees that may be payable by the Company to its directors, none of our nominees have any arrangement or understanding with any person with respect to any future employment by the Company or by any affiliate of the Company.

The persons named as proxies on the enclosed GREEN proxy card intend, in the absence of contrary instructions, to vote all proxies they are entitled to vote IN FAVOR of the election of the above persons, each of whom have consented to stand for election and to serve if elected. If any nominee is unable to serve, an event not now anticipated, the proxies will be voted for such other person, if any, as is designated by the persons named as proxies.

A RECOMMENDATION THAT THE BOARD OF DIRECTORS AUTHORIZE AN
INDEPENDENT INVESTIGATION INTO THE CIRCUMSTANCES LEADING TO
THE PROPOSED (AND SUBSEQUENTLY ABANDONED) RESTRUCTURING OF THE
COMPANY

Because of the allegations by a number of shareholders of improprieties and two lawsuits by shareholders alleging violations of fiduciary duty, we think it is desirable to conduct an independent investigation into the circumstances leading to the proposed merger. The cost of the investigation would be borne by the Company.

THE SOLICITATION

 I am making this solicitation on behalf of Opportunity Partners. Persons affiliated with or employed by affiliates of Opportunity Partners may assist me in the solicitation of proxies. They will not receive any special compensation for their services. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward this proxy statement and the enclosed GREEN proxy card to the beneficial owners of shares of Common Stock for whom they hold shares of record. We will reimburse these organizations for their reasonable out-of-pocket expenses.

Initially, I will personally bear all of the expenses related to this proxy solicitation. Because I believe that the shareholders will benefit from this solicitation, I intend to seek reimbursement of these expenses from the Company. Shareholders will not be asked to vote on the reimbursement of solicitation expenses incurred by either the incumbent directors or me. I estimate that the current managers will spend about $-- -,000 of shareholder funds and my expenses will be about $50,000. As of June 16, 2000, my expenses have been approximately $2,500. If the Company does not reimburse me, I may seek reimbursement from one or more of my clients or from their affiliates.

Neither Opportunity Partners nor I have, within the past year, been a party to any contract, arrangement or understanding with any person with respect to any securities of the Company. In addition, there is no arrangement or understanding involving either myself or any affiliate that relates to future employment by the Company or any future transaction with the Company.

ADDITIONAL PROPOSALS

We know of no business that will be presented for consideration at the meeting other than that set forth in this proxy statement and in the Company's proxy statement. Unless instructed otherwise, if any other matters are properly presented for consideration at the meeting, it is the intention of the persons named as proxies in the enclosed GREEN proxy card to vote in accordance with their own best judgment on such matters.

DATED: June --, 2000


EXHIBIT 1: SECURITIES OF THE COMPANY PURCHASED OR SOLD
WITHIN THE PAST TWO YEARS BY THE SOLICITING SHAREHOLDER

Except as disclosed in this proxy statement, I have not had any interest, direct or indirect in the Company. The following table sets forth certain information with respect to purchases and sales of shares of Common Stock of the Company within the past two years by me and by accounts holding shares as to which I am deemed to be the beneficial owner (the "Accounts"). Some of the shares are held in margin accounts, together with other securities. Therefore, a portion of the purchase price and market value of the shares may from time to time be represented by margin borrowings, depending upon the net debit balances, if any, of the margin accounts, which fluctuate daily.

Date
Bought

 Date
Bought
Date
Bought
5/26/00
2600

5/25/00
13000
5/5/00
18000
4/24/00
7700

4/20/00
500
4/19/00
19300
4/18/00
22700

4/17/00
28000
4/14/00
35000
4/13/00
100

4/4/00
14000
4/3/00
2900
3/31/00
14300

3/30/00
10000
3/29/00
2800
3/28/00
5000

3/27/00
8398
3/21/00
5600
3/20/00
2400

3/17/00
4500
3/16/00
2500
3/13/00
300

3/9/00
2400
3/8/00
1500
3/7/00
6000

3/6/00
10900
3/3/00
1100
2/24/00
11100

2/23/00
2000
2/16/00
10000
2/15/00
5000












PROXY CARD

PROXY SOLICITED IN OPPOSITION TO THE BOARD OF DIRECTORS OF CAPTEC
NET LEASE REALTY, INC. BY OPPORTUNITY PARTNERS L.P.  FOR THE
ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 9, 2000

The undersigned hereby appoints Steven Samuels, Rajeev Das, Andrew Dakos and Phillip Goldstein, and each of them, as the undersigned's proxies, with full power of substitution, to attend the Annual Meeting of Shareholders of Captec Net Lease Realty, Inc. (the "Company") to be held at ------ a.m on August 9, 2000, at the Company's principal offices (the "Meeting"), and any adjournment or postponement thereof, and to vote on all matters that may come before the Meeting and any such adjournment or postponement the number of shares that the undersigned would be entitled to vote, with all the power the undersigned would possess if present in person, as specified below.

(INSTRUCTIONS:  Mark votes by placing an "x" in the appropriate [
].)

1. ELECTION OF NINE DIRECTORS

FOR all of the nominees listed below [   ]
	WITHHOLD AUTHORITY [   ]
(except as indicated to the contrary below) to vote for all of the nominees listed below

PHILLIP GOLDSTEIN, GLENN GOODSTEIN, ANDREW DAKOS, GERALD
HELLERMAN, RAJEEV DAS, STEVE SAMUELS, BRIAN APPEL, PETER
BRENNAN AND JOHN A. (PETE) BRICKER, JR.

To withhold authority to vote for one or more nominees, enter the name(s) of the nominee(s) below.

____________________________________________________________
__________________

2. RECOMMENDATION THAT THE BOARD OF DIRECTORS AUTHORIZE AN INDEPENDENT INVESTIGATION OF THE CIRCUMSTANCES LEADING TO THE PROPOSED (AND SUBSEQUENTLY ABANDONED) RESTRUCTURING.
FOR [   ]     	        			AGAINST [   ]
	ABSTAIN [   ]
3. ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE
MEETING.
FOR [   ]     	        			AGAINST [   ]
	ABSTAIN [   ]
Important - - Please sign and date below. Your shares will be voted as directed. If no direction is made, this proxy will be voted FOR the election of the nominees named above in Proposal 1 and FOR Proposals 2 and 3. The undersigned hereby acknowledges receipt of the proxy statement dated June --, 2000 of Opportunity Partners L.P. and revokes any proxy previously executed. (Important - Please be sure to enter date.)

Please sign exactly as your name appears hereon. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. Please return promptly in the enclosed envelope.


SIGNATURE(S)______________________________________	Dated:
_______________